FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 11, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
11 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 March 2024	0	0.00	0.00	0.0000	LSE
11 March 2024	0	0.00	0.00	0.0000	CHIX
11 March 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 March 2024	3,432	250.00	249.00	249.6003	LSE
11 March 2024	1,350	250.20	250.20	250.2000	CHIX
11 March 2024	3,290	249.80	249.80	249.8000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the transactions, the Company will hold 152,809,135 Ordinary Shares in treasury and have 8,771,958,975 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
11 March 2024	08:00:21	BST	490	249.80	BATE	1413839
11 March 2024	08:00:21	BST	920	249.80	BATE	1413837
11 March 2024	08:00:21	BST	1800	249.80	BATE	1413835
11 March 2024	08:00:21	BST	80	249.80	BATE	1413833
11 March 2024	08:02:02	BST	1350	250.20	CHIX	1417762
11 March 2024	08:00:23	BST	805	249.00	LSE	1414446
11 March 2024	08:00:34	BST	706	249.40	LSE	1415723
11 March 2024	08:00:47	BST	716	249.80	LSE	1415980
11 March 2024	08:01:02	BST	829	250.00	LSE	1416496
11 March 2024	08:01:06	BST	376	250.00	LSE	1416613

Date: 11 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary